UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K/A

(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan is different from that of the issuer named below.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL CORPORATION
TWO NORTH NINTH STREET
ALLENTOWN, PENNSYLVANIA 18101-1179

Explanatory Note

This Form 11-K/A amends the Annual Report on Form 11-K which was filed on June 29, 2006, which omitted the report of the independent registered public accounting firm, and related consent, as of and for the year ended December 31, 2004. This Form 11-K/A filing includes the information omitted from the original filing. There are no other changes to the documents in the original filing of June 29, 2006.

PPL SERVICES CORPORATION
PPL EMPLOYEE STOCK OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004
&
REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRMS
&
SUPPLEMENTAL SCHEDULES

TABLE OF CONTENTS

Reports Of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits -
December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits -
For the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedules:

Schedule of Assets (Held at end of year)

Schedule of Reportable Transactions

Signature

Exhibits

23.1 - Consent of Independent Registered Public Accounting Firm - Parente Randolph LLC

23.2 - Consent of Independent Registered Public Accounting Firm - PricewaterhouseCoopers LLP

Report of Independent Registered
Public Accounting Firm

To the Participants and Administrator of
PPL Employee Stock Ownership Plan:

We have audited the accompanying statement of net assets available for benefits of PPL Employee Stock Ownership Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PPL Employee Stock Ownership Plan as of and for the year ended December 31, 2004, were audited by other auditors whose report dated June 17, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic 2005 financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2005 and reportable transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic 2005 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Parente Randolph, LLC
Allentown, Pennsylvania
June 19, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
PPL Employee Stock Ownership Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the PPL Employee Stock Ownership Plan (the “Plan”) at December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
June 17, 2005

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31, 2005 AND 2004
(Thousands of Dollars)

	2005	2004
Assets
Investment - common stock of PPL Corporation	$259,794	$246,586
at fair value
Dividends receivable	2,165	1,865
Interest receivable	2	-
Cash	4	1

Total assets	261,965	248,452

Liabilities
Dividends payable to participants	2,165	1,865

Net assets available for benefits	$259,800	$246,587

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Thousands of Dollars)

	2005	2004
Additions to net assets attributed to:
Investment Income:
Net appreciation of investment	$25,177	$43,998
Dividend income	8,526	7,635
Interest income	5	1
Employer contributions	5,834	5,384

Total additions	39,542	57,018

Deductions from net assets attributed to:
Distributions of dividends to participants	(8,526)	(7,635)
Distributions of stock and cash to participants	(17,803)	(14,611)

Total deductions	(26,329)	(22,246)

Net increase	13,213	34,772

Net assets available for benefits:
Beginning of year	246,587	211,815

End of year	$259,800	$246,587

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

1.	PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation (PPL). The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL. Amounts contributed to the Plan are used to purchase shares of PPL Corporation common stock. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the Plan agreement, who have completed one year of credited service are eligible to participate in the Plan.

The shares of common stock allocated to a participant's account may not exceed the maximum permitted by law. All shares of common stock credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the employee. Stock certificates representing shares in the Plan are held by Mellon Bank N.A. (the "Trustee").

The Plan requires that dividends on shares credited to participants' accounts be paid in cash. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated Federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution is used to buy shares of PPL's common stock and is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants’ accounts, 75% on the basis of shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts common stock which has been allocated with respect to a Plan year ending at least 84 months prior to the end of the Plan year in which the election is made. Participants so electing may receive cash or stock certificates for the number of whole shares, cash for any fractional shares available for withdrawal or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw a limited number of shares added to their accounts after December 31, 1986. For the first five years after meeting the requirement, participants may withdraw up to an aggregate of 25% of such shares. In the sixth year, qualified participants may withdraw up to an aggregate of 50% of such shares.

Upon termination of service with a participating PPL company, participants are entitled to receive cash or stock certificates for the number of whole shares, cash for any fractional shares allocated to them or may make a rollover to a qualified plan. Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $5,000, may defer distribution of the shares of stock in the account until the earlier of age 65 or death. Participants who terminate service with a participating PPL company on or after age 55 may defer distribution of the shares of stock in the account up to April 1 of the year following the year in which the participant attains the age of 70-1/2.

The Company has reserved the right to amend or terminate the Plan at any time by or pursuant to action of the Board of Directors of PPL. Upon termination of the Plan the interests of Plan participants, their estates and beneficiaries shall be nonforfeitable and shall be fully vested. Distributions shall be made to those eligible under Plan provisions in full shares of stock and cash in lieu of fractional shares. No stock may be distributed to a participant within seven years after the month in which such stock was allocated to a participant's account except in the case of the participant's retirement. The Trustee will hold such stock until the participant satisfies the seven-year holding period.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

In August 2005, PPL completed a 2-for-1 stock split of its common stock. The record date for the stock split was August 17, 2005, and the distribution date was August 24, 2005. As a result of the stock split, approximately 4.4 million shares were issued to participants of the Plan. The number of shares and market price included in these financial statements have been adjusted for all periods presented to reflect the stock split.

The Plan's common stock investment is stated at fair value. Fair value is the quoted market price of PPL Corporation common stock at the end of the year. Realized gains and losses from the sale or distribution of stock by the Trustee are based on the average cost of common stock held at the time of sale. Net appreciation/depreciation as reported in the accompanying financial statements includes both realized and unrealized gains and losses.

Dividend income and dividend distributions to participants are recorded on dividend record dates.

3.	ADMINISTRATION

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Trustee fees, investment management fees and other expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge.

4.	INVESTMENTS

The Plan’s investment was as follows:
	December 31,
	2005	2004

PPL Corporation Common Stock:
Number of Shares	8,836,536	9,256,234
Cost	$98,499,232	$98,502,937
Fair Value	$259,794,158	$246,586,074

The fair value per share of PPL Corporation common stock at December 31, 2005 and 2004 was $29.40 and $26.64, respectively.

5.	TAX STATUS

The Plan obtained its latest determination letter dated January 28, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter; however, the Plan's internal legal counsel and Plan Administrator believe that the Plan is designed in compliance with the applicable requirements of the Code and the Plan Administrator believes the Plan is currently being operated in compliance with the applicable requirements of the Code.

6.	CHANGE OF TRUSTEE

In May 2006, the Plan Sponsor removed the current Trustee of the Plan, Mellon Bank, N.A., effective July 31, 2006. The Plan Sponsor intends to appoint Fidelity Asset Management Trust Company as the successor Trustee as of July 31, 2006. The Plan Sponsor also intends to move the daily transaction/recordkeeping functions of the Plan from PPL’s Investor Services group to Fidelity Investments. The transfer of the recordkeeping function and assets to Fidelity is expected to be completed in early August 2006. It is anticipated that the Plan Sponsor will authorize the Trustee to deduct Trustee and recordkeeping fees from the annual gross calculated Employer dividend based contribution, prior to allocation of shares to Participants. In the past, it was the Plan Sponsor’s practice to pay Trustee fees directly, without deduction from the annual dividend based contribution

7.	PLAN AMENDMENT

The Plan Administrator authorized a Plan amendment to implement the following plan changes and enhancements that have been facilitated by and will coincide with the move to Fidelity.

•	The holding period required prior to eligibility for ESOP withdrawal will be reduced from 84 months to 36 months.
•
Participants over age 55 with at least 10 years of plan participation will be able to diversify into other investment options which will duplicate most of those options available under PPL’s savings plans.

•	Eligible management and union employees will be eligible to participate in the Plan the first of the month following date of hire.

Plan Name				Plan Number
PPL Employee Stock Ownership Plan				002
Plan Sponsor				Sponsor EIN
PPL Services Corporation				23-3041441

Schedule H, Line 4i - SCHEDULE OF ASSETS (Held at End of Year)
DECEMBER 31, 2005

Identity of Issue,
	Borrower, Lessor,			Current
	or Similar Party	Description of Investment	Cost	Value
(a)	(b)	(c)	(d)	(e)
*	PPL Corporation	8,836,536 Shares of PPL Corp
		Common Stock - $0.01 par value	$98,499,232	$259,794,158

* Represents a Party-In-Interest

See Notes to Financial Statements

Plan Name	Plan Number
PPL Employee Stock Ownership Plan	002
Plan Sponsor	Sponsor EIN
PPL Services Corporation	23-3041441

Schedule H, Line 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 2005

SERIES OF TRANSACTIONS, INVOLVING SECURITIES OF THE SAME ISSUE, IN EXCESS OF 5% OF THE CURRENT
VALUE OF NET ASSETS AVAILABLE FOR BENEFITS AT THE BEGINNING OF THE PLAN YEAR

					CURRENT
					VALUE OF
IDENTITY OF		TOTAL	TOTAL		ASSET ON	NET
PARTY		PURCHASE	SELLING	COST OF	TRANSACTION	GAIN
INVOLVED	DESCRIPTION OF ASSET	PRICE	PRICE	ASSET	DATE	(LOSS)
(a)	(b)	(c)	(d)	(g)	(h)	(i)
The Employee Benefit	PPL Corporation
Plan Board of	Common Stock:
PPL Corporation as	Purchase of 194,570
Administrator of the	Shares	$5,834,514			$5,834,514
PPL Employee Stock
Ownership Plan	Sale of 201,036 shares		$9,247,609	$3,027,440	$9,247,609	$6,220,169

Mellon Bank	EB Temporary	$14,024,855			$14,024,855
	Investment Fund		$14,017,932	$14,017,932	$14,017,932	-

See Notes to Financial Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/ T. W. Hatten
Thoburn W. Hatten II Chairman, Employee Benefit Plan Board PPL Corporation
Dated: July 20, 2006